Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30,
	2008	2007
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$(1,179)	$162
Plus: Fixed charges	339	420

Earnings available to cover fixed charges	$(840)	$582

Fixed charges:
Interest, including amortization of deferred financing costs (a)	293	376
Interest portion of rental payment	46	44

Total fixed charges	$339	$420

Ratio of earnings to fixed charges (b)	—	1.39x

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2008	2007
Related to debt under vehicle programs	$194	$270
All other	99	106

	$293	$376

(b)	Earnings were not sufficient to cover fixed charges for the nine months ended September 30, 2008.

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